Exhibit 99.1

Full Truck Alliance Repurchased Certain Shares Previously Granted Under Share Incentive Plans

Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, repurchased an aggregate of 259,095,756 Class A ordinary shares from certain employees and the nominee of an employee incentive plan trust set up by the Company for an aggregate consideration of US$122,293,197 in privately negotiated transactions on July 6, 2022. The repurchased shares correspond to part of the vested share-based awards previously granted to such employees (including management members) of the Company. The repurchase price was US$0.472 per Class A ordinary share, which was determined by dividing US$9.440, the closing price of the Company’s American depositary shares (“ADSs”) on July 5, 2022, by 20, which is the ratio of the Company’s Class A ordinary shares to ADS.

The above share repurchases were conducted pursuant to resolutions of the Company’s board of directors, which authorized the Company to repurchase Class A ordinary shares corresponding to vested share-based awards granted under the Company’s share incentive plans. Such repurchases are intended to enable the grantees to realize the benefit from some of their vested share-based awards through privately negotiated transactions as opposed to reselling such shares into the open market. The repurchases were funded from the Company’s existing cash balance.